Exhibit 99.3

Fortuna reports consolidated financial results for 2017

(All amounts expressed in US dollars, unless otherwise stated)

Vancouver, March 15, 2018: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) today reported 2017 full year net income of $66.3 million, adjusted net income of $48.6 million, and adjusted EBITDA of $122.0 million.

Jorge A. Ganoza, President and CEO, commented, “Our results in the fourth quarter of 2017 reflect record sales and EBITDA that have contributed to our strongest year to date in financial performance.” Mr. Ganoza continued, “Annual sales of $268.1 million, with EBITDA margins of 46% and strong cash accumulation from our mines attest to the strength of our assets and the positive momentum in our business. Drivers for year over year performance are higher precious metal production, higher base metal prices for our by-products, and improved commercial terms. ” Mr. Ganoza concluded, “Our Lindero gold project in Argentina is in the early stages of construction with on-site activities ramping up during the course of the second quarter”.

2017 Consolidated Financial Statements and MD&A Highlights

•	Sales of $268.1 million, compared to $210.3 million in 2016
•	Net income of $66.3 million, compared to $17.9 million in 2016
•	Adjusted net income of $48.6 million, compared to $18.1 million in 2016
•	Earnings per share of $0.42, compared to $0.13 in 2016
•	Adjusted EBITDA[1] of $122.0 million, compared to $83.1 million in 2016
•	Impairment reversal at Caylloma of $31.1 million before taxes driven by a successful resource expansion
•	Cash position, including short-term investments as at December 31, 2017 was $212.6 million
•	$120.0 million credit facility in place with $80.0 million undrawn
•	Silver and gold production of 8,469,593 ounces and 56,441 ounces, respectively
•	AISC[2] per ounce of payable silver, net of by-product credits for gold, lead and zinc, was $6.4

Fourth Quarter 2017 Financial Statements and MD&A Highlights

•	Sales of $75.4 million, compared to $57.9 million in the fourth quarter of 2016
•	Net income of $34.1 million, compared to $6.5 million in the fourth quarter of 2016
•	Adjusted net income of $12.3 million, compared to $7.1 million in the fourth quarter of 2016
•	Adjusted EBITDA of $34.9 million, compared to $29.4 million in the fourth quarter of 2016
•	Silver and gold production of 2,310,176 ounces and 15,283 ounces, respectively
•	AISC per ounce of payable silver, net of by-product credits for gold, lead and zinc, was $5.2

Note:

1.	EBITDA = Earnings Before Interests, Taxes, Depreciations and Amortizations
2.	AISC = All-in Sustaining Cash Cost

2017 Year-end and Fourth Quarter 2017 Consolidated Results

Consolidated Financial Metrics	Q4 2017	Q4 2016	% Change	YTD 2017	YTD 2016	% Change	YTD 2015

(Expressed in $ millions except per share information and all-in sustaining cash cost)
Sales	$75.4	57.9	30%	$268.1	210.3	27%	$154.7
Mine operating income	35.2	20.7	70%	109.6	80.6	36%	43.6
Operating income	57.7	17.6	228%	110.3	48.5	127%	(1.7)
Net income	34.1	6.5	425%	66.3	17.9	270%	(10.6)

Earnings per share (basic)	0.21	0.04	425%	0.42	0.13	223%	(0.08)
Earnings per share (diluted)	0.21	0.04	425%	0.42	0.13	223%	(0.08)

Adjusted net income*	12.3	7.1	73%	48.6	18.1	169%	6.7
Adjusted EBITDA*	34.9	29.4	19%	122.0	83.1	47%	50.4
Cash provided by operating activities	29.0	25.8	12%	70.2	52.7	33%	54.8
Cash generated by operating activities before changes in working capital	30.4	20.4	49%	87.9	70.3	25%	30.6
Capex (sustaining)	8.0	5.3	51%	28.0	19.8	41%	43.0
Capex (non-sustaining)	3.1	2.0	54%	11.4	23.0	-50%	11.7
Capex (Brownfield)	2.2	2.2	0%	10.1	7.9	27%	4.0
All-in sustaining cash cost*	5.2	7.3	-30%	6.4	8.4	-24%	18.0

	Dec 31, 2017	Dec 31, 2016	% Change	Dec 31, 2015
Cash, cash equivalents, and short-term investments	$212.6	123.6	72%	$72.2

Total assets	$706.6	562.9	26%	$379.7
Non-current bank loan	$39.9	39.8	0%	$39.5

* refer to Non-GAAP Financial Measures

Note:

1. Refer to Non-GAAP Financial Measures

Fourth Quarter 2017 Results

Net income for the fourth quarter of 2017 was $34.1 million or $0.21 per share compared to $6.5 million or $0.04 per share for the fourth quarter of 2016. Net income in the quarter was positively impacted by an after-tax reversal of impairment of $21.9 million at the Caylloma Mine. Adjusted net income was $12.3 million compared to $7.1 million for fourth quarter of 2016.

The increase in adjusted net income during the quarter was due primarily to higher sales across all of our products and was partially offset by higher selling, general and administrative expenses of $6.4 million, related mainly to the mark-to-market effect from share-based payments and higher production costs. Additional items impacting the quarter were a $1.5 million of realized losses from derivative contracts, $1.3 million in exploration and evaluation expenses, and partially offset by foreign exchange gains of $1.3 million.

Adjusted EBITDA was $34.9 million compared to $29.4 million in the comparable period in 2016 due to increased sales.

For the three months ended December 31, 2017, net cash provided by operating activities was $29.0 million or 12% higher than the $25.8 million in 2016 due primarily to higher adjusted EBITDA offset by changes in working capital items.

Annual Results

Net income for the year ended December 31, 2017 was $66.3 million or $0.42 per share compared to $17.9 million or $0.13 per share for the comparable year in 2016. Net income was positively impacted by the after-tax reversal of impairment of $21.9 million at the Caylloma Mine.

Adjusted net income for 2017 increased to $48.6 million from $18.1 million in 2016 mostly as a result of higher sales across all our products, reflecting the first full year of production at the expanded capacity of 3,000 tpd at the San Jose mine, strong by-product metal prices of lead and zinc, and significantly improved treatment and refining charges.

Also contributing to higher adjusted net income were lower selling, general and administrative expenses by $6.2 million related primarily to market-to-market effect from share-based payments. Adjusted net income was negatively impacted by higher production cash costs, $2.0 million in foreign exchange losses from the strengthening of the Mexican Pesos against the US dollar, and $1.6 million realized losses on derivative contracts.

Adjusted EBITDA was $122.0 million compared to $83.1 million in 2016.

For the year ended December 31, 2017, net cash provided by operating activities in 2017 was $70.2 million, 33% higher than the $52.7 million in 2016. This increase was due primarily to a $38.9 million increase in adjusted EBITDA and partially offset by higher income taxes paid of $18.7 million.

Balance sheet and Liquidity

At December 31, 2017, the Company had cash, cash equivalents, and short-term investments of $212.6 million (December 31, 2016: $123.6 million), an increase of $89.0 million since the beginning of the year. The increase was due primarily to an equity financing in the first quarter of 2017 for net proceeds of $70.9 million and free cash flows from operations during the period.

On January 26, 2018, the Company closed an amendment to its existing credit facility with Scotiabank to expand the facility from $40.0 million to $120.0 million. This takes our total sources of liquidity as at year end to over $290.0 million which along with the current rate of free cash flow by our existing operations, the Company expects to have sufficient liquidity to meet our funding needs during the construction of the Lindero project.

San Jose Mine, Mexico

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
San Jose	Three months ended, December 31,		Year ended, December 31,
Mine Production	2017	2016	2017	2016
Tonnes milled	271,370	273,036	1,070,790	905,467
Average tonnes milled per day	3,015	3,103	3,044	2,596

Silver
Grade (g/t)	259	225	238	228
Recovery (%)	92	92	92	92
Production (oz)	2,071,762	1,828,110	7,526,556	6,124,235
Metal sold (oz)	2,089,121	1,832,298	7,481,616	6,102,667
Realized price ($/oz)	16.69	17.10	17.03	17.29

Gold
Grade (g/t)	1.89	1.69	1.77	1.72
Recovery (%)	92	92	92	92
Production (oz)	15,177	13,660	55,950	46,018
Metal sold (oz)	15,333	13,746	55,412	45,901
Realized price ($/oz)	1,273	1,216	1,257	1,253

Unit Costs
Production cash cost (US$/oz Ag)*	0.04	1.85	0.95	1.77
Production cash cost (US$/tonne)	57.91	55.09	59.70	56.90
Unit Net Smelter Return (US$/tonne)	181.65	154.21	169.78	158.76
All-in sustaining cash cost (US$/oz Ag)*	6.51	6.73	7.11	7.58

* Net of by-product credits from gold

Quarterly Results

The San Jose Mine produced 2,071,762 ounces of silver and 15,177 ounces of gold in the fourth quarter of 2017, 13% and 11% above the comparable period in 2016. Average head grades for silver and gold were 259 g/t and 1.89 g/t, 15% and 12% higher than the comparable period in 2016. Mine production was sourced from Trinidad Central and Trinidad North, with each area contributing 57% and 43% of ore, respectively.

Cash cost per tonne of processed ore was $57.9, 5% above the $55.1 cash cost for the comparable quarter in 2016.

Silver and gold annual production for 2017 increased 23% and 22% above prior year’s production to 7,526,555 ounces and 55,950 ounces. The increases were the result of 18% higher throughput as well as 4% and 3% higher head grades of gold and silver over the comparative period in 2016. Silver and gold annual production was 6% and 8% above 2017 guidance, respectively.

Annual Results

Cash cost per tonne of processed ore for 2017 was $59.7, or 5% higher than the cost in the prior year. Cash cost per tonne for 2017 was 5% above guidance due to higher mine support costs and local inflation on the cost of energy and materials.

All-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $7.1 for 2017 and below the annual guidance of $8.4 as a result of higher gold price.

Cash cost per payable ounce of silver, and cash cost per tonne of processed ore, are non-GAAP financial measures.

Caylloma Mine, Peru

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
Caylloma	Three months ended, December 31,		Year ended, December 31,
Mine Production	2017	2016	2017	2016
Tonnes milled	134,635	135,121	529,704	514,828
Average tonnes milled per day	1,513	1,501	1,488	1,438

Silver
Grade (g/t)	65	82	66	90
Recovery (%)	85	82	84	84
Production (oz)	238,414	291,988	943,038	1,255,981
Metal sold (oz)	243,051	294,425	934,710	1,274,842
Realized price ($/oz)	16.70	17.11	17.06	16.96

Lead
Grade (%)	2.91	2.60	2.81	3.06
Recovery (%)	91	94	91	94
Production (000's lbs)	7,846	7,290	29,878	32,673
Metal sold (000's lbs)	8,054	7,361	29,508	33,187
Realized price ($/lb)	1.13	0.97	1.05	0.84

Zinc
Grade (%)	4.36	4.06	4.21	4.25
Recovery (%)	90	91	90	90
Production (000's lbs)	11,676	11,006	44,347	43,204
Metal sold (000's lbs)	11,803	10,537	44,315	43,041
Realized price ($/lb)	1.47	1.15	1.32	0.95

Unit Costs
Production cash cost (US$/oz Ag)*	(44.43)	(14.59)	(34.56)	(6.78)
Production cash cost (US$/tonne)	82.02	71.15	79.11	71.89
Unit Net Smelter Return (US$/tonne)	184.09	136.92	166.18	126.91
All-in sustaining cash cost (US$/oz Ag)*	(18.37)	1.72	(13.04)	4.34

* Net of by-product credits from gold, lead and zinc

Quarterly Results

The Caylloma Mine produced 7.8 million pounds of lead and 11.7 million pounds of zinc, which were 8% and 6% higher than the comparable quarter in 2016 as a result of higher head grades of 12% and 7% respectively. Silver production was 238,414 ounces or 18% lower than the comparable period in 2016. Average silver head grade was 65 g/t or 21% below 2016 but was partially offset by a higher metallurgical recovery of 85% compared to 82%.

Cash cost per tonne of processed ore for the fourth quarter ended December 31, 2017 was $82.0, which was 15% higher than the $71.2 cash cost for the comparable quarter in 2016. The increase was due primarily to higher energy, ground support, and labour costs.

Annual Results

Total zinc production for 2017 increased 3% to 44.3 million pounds over 2016. While lead production decreased 8% to 29.9 million pounds. Silver production decreased 25% to 943,038 ounces compared to 2016 production of 1,255,981 ounces. Silver production was within 96% of annual guidance. Head grades for lead, zinc, and silver were 8%, 1%, and 27% lower than in 2016, respectively. However, this decline in head grades was partially offset by a 3% increase in processed ore. Silver, zinc, and lead annual production were 6% below, 8% above, and in line with 2017 guidance.

Cash cost per tonne of processed ore for 2017 was $79.1 or 10% higher than in 2016 and 5% above guidance. The increase in cash costs was due mainly to higher mining, energy, and labour costs.

All-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $(13.04) per ounce for 2017, and below the annual guidance of $10.80 per ounce.

Cash cost per payable ounce of silver, and cash cost per tonne of processed ore, are non-GAAP financial measures

Reconciliation of Adjusted Net Income for Fourth Quarter and Year to Date

	Q4 2017	Adjustments	Q4 2017 adjusted	YTD 2017	Adjustments	YTD 2017 adjusted
Sales	75.4		75.4	268.1		268.1
Cost of sales	40.1		40.1	158.6		158.6
Mine operating income	35.2		35.2	109.6		109.6
Selling, general and administration	8.4		8.4	24.9		24.9
Exploration and evaluation	1.3		1.3	1.5		1.5
Share of loss of equity-accounted investee	0.1		0.1	0.2		0.2
Foreign exchange loss (gain)	(1.3)		(1.3)	2.1		2.1
Impairment reversal of mineral properties, plant and equipment	(31.1)	31.1	-	(31.1)	31.1	-
Other expenses	0.1	(0.8)	(0.7)	1.7	(2.6)	(0.9)
Operating Income	57.7	(30.3)	27.4	110.3	(28.5)	81.8
Interest income	(0.5)		(0.5)	(2.0)		(2.0)
Interest expense	0.4		0.4	1.7		1.7
Accretion of provisions	0.2		0.2	0.7		0.7
Loss (gain) on financial assets and liabilities carried at fair value	0.7	0.6	1.3	5.0	(3.4)	1.6
Income before taxes	56.9	(30.9)	26.0	104.9	(25.1)	79.8
Current income tax expense	11.4		11.4	34.8		34.8
Deferred income tax expense	11.4	(9.1)	2.3	3.8	(7.4)	(3.6)
Net income for the year	34.1	(21.8)	12.3	66.3	(17.7)	48.6
EPS	0.21	(0.14)	0.07	0.42	(0.11)	0.31

The financial statements and MD&A are available on SEDAR and have also been posted on the company's website at https://www.fortunasilver.com/investors/financials/2017/.

Conference call to review 2017 year-end financial and operational results

A conference call to discuss 2017 year-end financial and operational results will be held on Tuesday, March 20, 2018 at 9:00 a.m. Pacific | 12:00 p.m. Eastern. Hosting the call will be Jorge A. Ganoza, President and CEO, and Luis D. Ganoza, Chief Financial Officer.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at: https://www.webcaster4.com/Webcast/Page/1696/24991 or over the phone by dialing just prior to the starting time.

Conference call details:

Date: Tuesday, March 20, 2018

Time: 9:00 a.m. Pacific | 12:00 p.m. Eastern

Dial in number (Toll Free): +1.877.407.8035

Dial in number (International): +1.201.689.8035

Replay number (Toll Free): +1.877.481.4010

Replay number (International): +1.919.882.2331

Replay Passcode: 10449

Playback of the conference call will be available until April 3, 2018 at 11:59 p.m. Eastern. Playback of the webcast will be available until June 20, 2018. In addition, a transcript of the call will be archived in the company’s website: https://www.fortunasilver.com/investors/financials/2017/

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metal producer with its primary assets being the Caylloma silver mine in southern Peru, the San Jose silver-gold mine in Mexico and the Lindero gold Project in Argentina. The company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas. For more information, please visit its website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

E: info@fortunasilver.com

Forward looking Statements

This news release contains forward looking statements which constitute "forward looking information" within the meaning of applicable Canadian securities legislation and "forward looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (collectively, "Forward looking Statements"). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release include, without limitation, statements about the Company's plans for its mines and mineral properties; the Company's business strategy, plans and outlook; the merit of the Company's mines and mineral properties; the future financial or operating performance of the Company; and proposed expenditures. Often, but not always, these Forward looking Statements can be identified by the use of words such as "estimated", "potential", "open", "future", "assumed", "projected", "used", "detailed", "has been", "gain", "planned", "reflecting", "will", "containing", "remaining", "to be", or statements that events, "could" or "should" occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna's mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under "Risk Factors" in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding the Company's plans for its mines and mineral properties; mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company's current mineral resource and reserve estimates; that the Company's activities will be in accordance with the Company's public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.

This news release also refers to non-GAAP financial measures, such as cash cost per tonne of processed ore; cash cost per payable ounce of silver; total production cost per tonne; all-in sustaining cash cost; all-in cash cost; adjusted net (loss) income; operating cash flow per share before changes in working capital, income taxes, and interest income; and adjusted EBITDA. These measures do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under International Financial Reporting Standards (IFRS) and therefore, amounts presented may not be comparable to similar data presented by other mining companies.